Exhibit 21.1

Subsidiaries
Pan America Bank, FSB	California
World Cash Technologies, Inc.	California
United Auto Credit Corporation	California
Pan American Service Corporation	California
United PanAm Mortgage Corporation	California
UAC Investment Corporation	California
PAFI, Inc.	Delaware
UPFC Auto Receivables Corporation	California
UPFC Funding Corporation	California